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10026666

SEC
Mail Processing
Section

MAR 02 2010

Washington, DC
105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MARIE CHATTOM
Notary Public, State of Texas
My Commission Expires [illegible]

Jane Chattom
Notary Public

Signature

Chief Financial Officer & Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2010

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 21,242,917
Cash segregated under federal and other regulations, restricted	20,008
Funds deposited with clearing organizations, restricted	55,002
Accounts receivable	238,900
Accounts receivable from affiliates	328
Federal income tax receivable from affiliate – deferred	4,044
Dealer concession receivable	310,913
Dealer concession receivable from affiliates	695,400
Advisory service fee receivable	12,766,200
Service fee receivable	4,029,100
Interest receivable	2,543
Prepaid expenses	82,508
Total assets	$ 39,447,863
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 3,113
Accounts payable to affiliates	115,609
Commissions payable	6,300,688
Accrued liabilities	949,400
Federal income tax payable to affiliate – current	471,210
State taxes payable to affiliate	366,447
Total liabilities	8,206,467
Stockholder's equity	
Common stock, par value $1 per share	
Authorized shares–1,000	
Issued and outstanding shares–1,000	1,000
Additional paid-in capital	4,030,370
Retained earnings	27,210,026
Total stockholder's equity	31,241,396
Total liabilities and stockholder's equity	$ 39,447,863

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2009

Revenues	
Dealer concession revenue	$ 10,427,278
Dealer concession revenue from affiliates	129,540,593
Service fee income	10,342,673
Service fee income from affiliates	550,783
Advisory service fees	43,233,211
Expense reimbursement from Parent	21,062,462
Interest	98,367
Other	775,873
Total revenues	216,031,240
Expenses	
Commissions	153,076,899
Selling expenses	21,347
Field operating expenses	21,062,462
General and administrative	6,708,986
Licenses and fees	1,202,321
Professional fees	85,800
Clearing fees	1,273,255
Total expenses	183,431,070
Income before taxes	32,600,170
Provision for taxes	12,256,967
Net income	$ 20,343,203

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2009	$ 1,000	$ 4,030,370	$ 25,566,823	$ 29,598,193
Dividends paid to Parent	-	-	(18,700,000)	(18,700,000)
Net income	-	-	20,343,203	20,343,203
Balances at December 31, 2009	$ 1,000	$ 4,030,370	$ 27,210,026	$ 31,241,396

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2009

Operating activities	
Net income	$ 20,343,203
Reconciling adjustments to net cash provided by operating activities:	
Depreciation expense	
Changes in operating assets and liabilities	
Accounts receivable	69,500
Federal income tax receivable from affiliate – current	1,141,123
Federal income tax receivable from affiliate – deferred	(1,036)
Accounts receivable from affiliate	100,359
Dealer concession receivable	111,252
Dealer concession receivable from affiliates	(49,200)
Advisory service fee receivable	(1,606,200)
Service fee receivable	1,394,710
Interest receivable	27,738
Prepaid expenses	(53,610)
Accounts payable	(17,114)
Accounts payable to affiliates	(693,915)
Commissions payable	1,970,588
Accrued liabilities	71,494
State taxes payable to affiliate	(87,177)
Federal income tax payable to affiliate – current	471,210
Net cash provided by operating activities	23,192,925
Financing activities	
Dividends paid to Parent	(18,700,000)
Net cash used in financing activities	(18,700,000)
Net increase in cash and cash equivalents	4,492,925
Cash and cash equivalents	
Beginning of year	16,749,992
End of year	$ 21,242,917
Supplemental disclosures	
Taxes paid	$ 10,458,000

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company") (formerly AIG Retirement Advisors, Inc.), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to clearing broker-dealers. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(ii), as described in Supplemental Schedule II. On April 1, 2009, the Company changed its name from AIG Retirement Advisors, Inc. to VALIC Financial Advisors, Inc.

Events Related to AIG

In September 2008, AIG entered into an $85 billion revolving credit facility (the "Fed Facility") and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Pursuant to the Fed Facility, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock, with the payments attributable to the Series C Preferred Stock being approximately 79.8 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as converted and (ii) to the extent permitted by law, vote with AIG's common stock on all matters submitted to AIG shareholders and hold approximately 79.8 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as converted. The Series C Preferred Stock will remain outstanding even if the Fed Facility is repaid in full or otherwise terminates. The Fed Facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the Fed Facility obligations and it has not pledged any assets to secure those obligations.

On March 2, 2009, AIG and the New York Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the New York Fed preferred equity interests in newly-formed special purpose vehicles ("SPVs"), in settlement of a portion of the outstanding balance of the Fed Facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an operating subsidiary of AIG (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the New York Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the Fed Facility. On June 25, 2009, AIG and the New York Fed entered into definitive agreements with respect to these transactions. These transactions closed on December 1, 2009. In exchange for the preferred interests received by the New York

Fed, there was a $25 billion reduction in the outstanding balance and maximum amount available to be borrowed under the Fed Facility.

On April 17, 2009, AIG entered into an exchange agreement with the U.S. Department of the Treasury pursuant to which, among other things, the U.S. Department of the Treasury exchanged 4,000,000 shares of the Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock") for 400,000 shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series E Preferred Stock"). The exchange agreement permits the U.S. Department of the Treasury in certain circumstances to exchange a 10-year warrant to purchase 2,689,938.3 shares of common stock (the "Warrant") for 2,689,938.3 shares of Series C Preferred Stock. The Series D Preferred Stock and the Warrant were issued and sold by AIG pursuant to an agreement entered into on November 25, 2008, with the U.S. Department of the Treasury.

On April 17, 2009, AIG and the New York Fed amended the terms of the Fed Facility to, among other things, remove the minimum 3.5 percent LIBOR rate. AIG also entered into a purchase agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury 300,000 shares of Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share (the "Series F Preferred Stock"), each share with a zero initial liquidation preference, and a warrant to purchase up to 150 shares of common stock, par value $2.50 per share. Pursuant to the purchase agreement, the U.S. Department of the Treasury has committed for five years to provide immediately available funds in an amount up to $29.835 billion so long as (i) AIG is not a debtor in a pending case under Title 11 of the United States Code and (ii) the AIG Credit Facility Trust and the U.S. Department of the Treasury in the aggregate own more than 50 percent of the aggregate voting power of AIG's voting securities. The liquidation preference of AIG's Series F Preferred Stock will increase, on a pro rata basis, by the amount of any draw down on the commitment. The amount of funds available under the commitment will be decreased by the aggregate amount of financial assistance that the U.S. Department of the Treasury provides to AIG, its subsidiaries or any special purpose vehicle established by or for the benefit of AIG or any of its subsidiaries after April 17, 2009, unless otherwise specified by the U.S. Department of the Treasury, in its sole discretion, under the terms of such financial assistance.

Since September 2008, AIG has been working to protect and enhance the value of its key businesses, execute an orderly asset disposition plan and position itself for the future. AIG continually reassesses this plan to maximize value while maintaining flexibility in its liquidity and capital, and expects to accomplish these objectives over a longer time frame than originally contemplated. AIG has decided to retain the companies included in its Life Insurance & Retirement Services operations (including the Company) and will continue to own these companies for the foreseeable future.

In connection with the preparation of its quarterly report on Form 10-Q for the three months ended September 30, 2009, management of AIG assessed whether AIG has the ability to continue as a going concern for the next twelve months. Based on the U.S. government's continuing commitment, the already completed transactions and the other expected transactions with the New York Fed, plans of AIG's management to stabilize AIG's businesses and dispose of certain of its non-core assets, and after consideration of the risks and uncertainties of such plans, management of AIG believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months. It is possible that the actual outcome of one or more of the plans of AIG's management could be materially different, or that one or more of the significant judgments or estimates of AIG's

management about the potential effects of these risks and uncertainties could prove to be materially incorrect, or that the proposed transactions with the New York Fed discussed above and elsewhere in the notes are not consummated or fail to achieve their desired objectives. If one or more of these possible outcomes is realized and financing is not available, AIG may need additional U.S. government support to meet its obligations as they come due. If additional support is not available in such circumstances, there could be substantial doubt about AIG's ability to operate as a going concern. If AIG is unable to meet its obligations as they come due, management believes this could have a material effect upon the Company and its operations.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described above is qualified by regulatory filings AIG files from time to time with the SEC, including filings made after the issuance of these financial statements.

The Company is a party to a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

The Company is a party to a second distribution agreement with SACS, whereby the Company distributes certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

The Company is a party to a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company is a party to a selling agreement with Western National Life Insurance Company ("WNL") (formerly AIG Annuity Insurance Company), an indirect, wholly owned subsidiary of AIG, whereby the Company is responsible for selling various products for WNL.

The Company also distributes term life insurance products for American General Life Insurance Company ("AGLIC"), an indirect, wholly owned subsidiary of AIG.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $21,233,734 at December 31, 2009 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a maturity of three months or less.

Cash Segregated Under Federal and Other Regulations
The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Dealer Concession Revenue
Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income
The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees
Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value of Financial Instruments
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

Recent Accounting Standards
In May 2009, the FASB issued an accounting standard that requires disclosure of the date through which a company evaluated the events that occurred subsequent to the balance sheet date and whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted the new standard for the period ended December 31, 2009. The adoption of the new standard did not affect the Company's financial condition, results of operations or cash flows.

2. Deposits Held by Clearing Brokers

Under the terms of the clearing agreement between the Company and the clearing brokers, the Company is required to maintain a level of cash or securities on deposit with the clearing brokers. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing brokers. The Company has funds invested in money market accounts on deposit with the clearing brokers to meet this requirement. As of December 31, 2009, there were no amounts owed to the clearing brokers by these customers.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defied, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2009, the Company had net capital of $12,995,238 which was in excess of its required net capital of $547,097. The ratio of aggregate indebtedness to net capital is 0.632 to 1.

4. Transactions With Affiliates

During 2009, the Company paid dividends to VALIC of $18,700,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices are paid by VALIC. These expenses are included in the statement of operations as field operating expenses and also field operating expense reimbursement from Parent.

Dealer concession revenue from affiliates of $129,540,593 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $695,400 represents amounts due at December 31, 2009 for these services.

During 2009, the Company paid $2,524,851 to VALIC Retirement Services Company ("VRSCO") (formerly AIG Retirement Services Company), a wholly owned subsidiary of AIG, for sub-transfer agent ("sub-TA") fees deposited by the Company.

VALIC charges the Company for various administrative services provided. During 2009, the Company paid VALIC $5,995,187 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts receivable from affiliates of $328 at December 31, 2009, consists of an amount due from VALIC due to a reimbursement paid by VFA relating to checks voided by VALIC but not reissued by year end.

Accounts payable to affiliates of $115,609 at December 31, 2009 consists of $75,896 due to VRSCO for sub-TA fees and $39,713 due to VALIC for estimated overrides owed to field management.

Balances with affiliates are cleared no less than quarterly.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2009. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2009.

6. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right. During 2009, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

7. Income Taxes

The current and deferred portions of income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ 11,095,407	$ (1,036)	$ 11,094,371
State and other taxes	1,162,596	-	1,162,596
	$ 12,258,003	$ (1,036)	$ 12,256,967

Income tax expense differs from the amount that would result from applying the federal statutory tax rate to pre-tax earnings primarily due to state income taxes net of federal effect.

8. Subsequent Events

Subsequent events have been evaluated for recognition and disclosure through the date of this report, and no such events require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of Securities and Exchange Commission
December 31, 2009 — Schedule I

Net capital	
Total stockholder's equity	$ 31,241,396
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	238,900
Accounts receivable from affiliates	328
Federal income tax receivable from affiliate – deferred	4,044
Dealer concession receivable from affiliates	695,400
Advisory service fee receivable	12,766,200
Service fee receivable	4,029,100
Prepaid expenses	82,508
Funds deposited with clearing organizations	5,002
	17,821,482
Net capital before haircuts on securities positions	13,419,914
Haircuts on securities:	
Money market fund	424,676
Net capital	$ 12,995,238
Aggregate indebtedness	$ 8,206,467
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$ 547,097
Excess net capital	$ 12,448,141
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 12,174,591
Ratio: aggregate indebtedness to net capital	0.632 to 1

The Company filed an amended Form X–17A–5 Part IIA filing on February 23, 2010, to adjust for certain items identified after the filing of the original Form X–17A–5 Part IIA on January 19, 2010. The Company does not consider these adjustments to be material. A reconciliation of net capital as originally reported to the amount per the amended Form X–17A–5 Part IIA is provided below:

Net capital, as originally reported in the Company's Part IIA Focus Report	$ 13,543,564
Net effect of adjustments	(548,326)
Rounding adjustment	2
Net capital, as reported with Company's amended Part IIA Focus Report	$ 12,995,240

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule II

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements of VALIC Financial Advisors, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

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is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors
Required by SEC Rule 17a-5(e)(4)

To the Board of Directors and Stockholder of
VALIC Financial Advisors, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation ("SIPC") of VALIC Financial Advisors, Inc. ("VFA" or the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7Tduring the nine months ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B, 2C and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Item 2B in the amount of $27,665 compared to checks numbered 73611551 dated December 31, 2008 and 73920602 dated August 6, 2009, respectively. Item 2C in the amount of $60,310 compared to check number 74151818 dated January 26, 2010. Item 2F in the amount of $605 compared to check 74167557 dated February 4, 2010. No differences were noted.
2. Compared the Total Revenue amount reported on the Statement of Operations of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on VFA's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total Revenue amount reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences were noted.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared deductions from Form SIPC-7T, item 2c, lines 1 and 6, deductible revenues and commissions, to the Securities Investor Protection Corp. 2nd Half of 2009 Assessment worksheet. No differences were noted.
   b. Compared deductible revenues from the Securities Investor Protection Corp. 2nd Half of 2009 Assessment worksheet to the quarterly Statement of Operations - Focus IIA Information FRx reports. No differences were noted.

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c. Compared individual revenue amounts shown on the Statement of Operations - Focus IIA Information FRx reports to the SAP trial balance as of December 31, 2009. No differences were noted.

d. Compared revenue subtotals shown on the quarterly Statement of Operations - Focus IIA Information FRx reports to the quarterly Focus Reports for the period from April 1, 2009 through December 31, 2009, lines 1b, 5, 7, and 8 on the Statement of Income (Loss). Compared total revenue shown on the quarterly Statement of Operations - Focus IIA Information FRx report to the quarterly Focus Reports referenced above, line 9 on the Statement of Income (Loss). No differences were noted.

4. Compared the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

e. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T. No differences were noted.

f. Recalculated the mathematical accuracy of gross revenue and total deductible revenue calculated on the Securities Investor Protection Corp. 2nd Half of 2009 Assessment worksheet. No differences were noted.

g. Recalculated the mathematical accuracy of the quarterly Statement of Operations - Focus IIA Information FRx reports. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010

PRICEWATERHOUSECOOPERS

VALIC Financial Advisors, Inc.

(formerly AIG Retirement Advisors, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2009

VALIC Financial Advisors, Inc.
Index
December 31, 2009